Exhibit 99.1

For Immediate Release

November 27, 2007

DRAXIS Breaks Ground for its Second Facility

Montreal area expansion is result of recent new outsourcing contract

MONTREAL, QUEBEC, November 27, 2007 — DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX), has initiated construction of a 77,000 square foot new secondary packaging and warehousing facility in the Montreal area to aid DRAXIS in fulfilling its obligation under its recently announced contract to produce a broad portfolio of multiple non-sterile specialty semi-solid products for Johnson & Johnson Consumer Companies, Inc.  The new facility is expected to be completed by mid-2008, after which equipment will be installed and validated to ensure compliance with applicable regulatory requirements.

The new facility has been custom designed by and is being built by Montreal based developer Broccolini Construction Inc. specifically to meet the needs of DRAXIS Health with respect to this major new contract but will be owned by the Broccolini Group of Companies and leased to DRAXIS under a 7 year agreement with options to renew. The facility will be situated in the Montreal area in the community of St-Anne-de-Bellevue close to major highway access and within 10 kilometers (6 miles) of the main DRAXIS production facility in Kirkland, just outside Montreal.

Initially, DRAXIS plans to have approximately 50 employees located at this second facility; part of the 80 to100 new employees that are expected to be hired for this contract.  Activities to transfer the manufacture of products from existing locations to DRAXIS have been ongoing during 2007 and will continue through 2008, leading to the planned start of commercial production early in 2009.

The contract to produce semi-solid specialty products calls for commercial production to start in 2009 and initially run for five years to the end of 2013.  The contract is expected to generate at least $120 million in revenues during the first five years of commercial production. Prior to commercial start up, approximately $ 6 to 8 million of cumulative revenues is expected during the two year period of 2007 through 2008 related to manufacturing site transfer and process validation activities.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “outlook” in the Company’s MD&A for the most recent quarter; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at November 26, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jerry Ormiston Executive Director, Investor Relations DRAXIS Health Inc. Phone:1-877-441-1984